UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *

                                SKLAR CORPORATION
                                (Name of Issuer)

      COMMON STOCK, $0.10 par value, Series A Convertible Preferred Stock,
                                 $0.10 par value
                         (Title of Class of Securities)

                                    584053300
                                 (CUSIP Number)

  Bari Krein, Esquire 2500 One Liberty Place, Philadelphia, Pennsylvania 19103
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 584053300                                         Page  1 of 5  Pages
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1         NAME OF REPORTING PERSON      Michael Malinowski
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*
                                       OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) |_|
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6         CITIZENSHIP OR PLACE OF ORIGINATION
                        United States of America
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      NUMBER OF        7   SOLE VOTING POWER
       SHARES              260,024 shares of Common Stock   (See Item 5(a))
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8   SHARED VOTING POWER
       EACH                   None.
     REPORTING         ---------------------------------------------------------
      PERSON           9   SOLE DISPOSITIVE POWER
       WITH                260,024 shares of Common Stock   (See Item 5(a))
                       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                              None.
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11      AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        260,024 shares of Common Stock (See Item 5(a))
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% of Common
        Stock (See Item 5(a))
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14      TYPE OF REPORTING PERSON*
                                       IN
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
                                  SCHEDULE 13D
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CUSIP NO. 584053300                                          Page  2 of 5 Pages
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               Item 1.     Security and Issuer.

                  This Schedule 13D report relates to the Common Stock, par
               value $.10 per share of Sklar Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 889 South Matlack Street, West Chester, Pennsylvania, 19382.

               Item 2.     Identity and Background.

                  (a)  This statement is filed by Michael Malinowski.

                  (b) His address is 613 Arberdeen Drive, Kennett Square, PA 19348.

                  (c) Michael Malinowski was appointed a Director of the Issuer in April, 1991 and has served as Executive Vice President since 1994 and Chief Financial Officer since 1998. He has been employed by the Issuer since 1986 in the positions of General Manager and Vice President of Operations. The Issuer is engaged in the business of importing and distributing surgical, dental and veterinary hand held precision stainless steel instruments. The principle business address of the Issuer is as set forth in Item 1.

                  (d) Malinowski has not been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) Malinowski has not been a party, during the last five
               years, to any civil proceeding or a judicial administrative body of competent jurisdiction which resulted his being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Malinowski is a citizen of the United States of America.

                                  SCHEDULE 13D
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CUSIP NO. 584053300                                         Page  3 of 5 Pages
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               Item 3.     Source and Amount of Funds or Other Consideration.

                  The source of funds used by Malinowski in connection with the acquisition of securities of the Issuer described herein is personal funds. The amount of funds concerned in the acquisition of such securities as of the date of this report, aggregates approximately $20,000.

               Item 4.     Purpose of Transaction.

                  The Board of Directors of the Issuer is planning to propose a
               1-for-50,000 reverse stock split of the Company's Common Stock to the Issuer's Shareholders. In lieu of issuing any fractional shares, the Company will make a cash payment to Shareholders holding less than 50,000 shares of Common Stock. If effectuated, the transaction would result in the Common Stock being deregistered under Section 12(g) of the Securities and Exchange Act of 1934. Following the proposed reverse stock split, the Company believes that there will be approximately 11 outstanding shares of Common Stock of the Issuer.
                  On November 30, 1998, Malinowski exercised his option to
               purchase 100,000 shares of Common Stock which the Company granted him in May, 1993 under the Company's 1983 Incentive Stock Option Plan. (See Item 5(c)). His decision to exercise his options at that point was influenced by the upcoming Reverse Stock Split. On the same date, the Issuer granted Malinowski 100,000 shares of Common Stock as consideration for his personal guaranty of a line of credit for the Company. (See Item 5(c)). Malinowski intends to hold these additional shares for investment purposes.
                  Except as described in this Schedule 13D, including this Item
               4, neither Malinowski nor the Issuer have any plans or proposals which relate to or would result in; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount to assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the Issuer's business or corporate structure; causing the Issuer's securities to cease to be authorized to be quoted in an inter-dealer quotation system; or any action similar to any of those enumerated above.

                                  SCHEDULE 13D
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CUSIP NO. 584053300                                           Page 4 of 5 Pages
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               Item 5.     Interest in Securities of the Issuer.

                  (a) Malinowski is presently the beneficial owner of 260,024 shares of Common Stock of the Issuer; which represents approximately 23.8% of the Issuer's 1,093,423 shares of issued and outstanding Common Stock.
                  If the the proposed reverse stock split is effected, it is likely that Malinowski will be the beneficial owner of 5 shares of Common Stock, which will represent approximately 45.5% of the Issuer's 11 outstanding shares of Common Stock.

                  (b) Malinowski has the sole power to vote or to direct the vote of the 260,024 shares of Common Stock and will continue to have the sole power to vote or to direct the 5 shares of Common Stock following the effectiveness of the reverse stock split, if proposed as referred to in Item 5(a) above, and has the sole power to dispose or direct the disposition of such shares.

                  (c) On November 30, 1998, Malinowski exercised his option to purchase 100,000 shares of Common Stock at $0.20 per share. The Company granted him this option in May, 1993 under the Company's 1983 Incentive Stock Option Plan.
                        On November 30, 1998, the Issuer granted Malinowski
               100,000 shares of Common Stock in consideration for his services in connection with his personal guaranty of a $2,000,000 line of credit with PNC Bank.

                  (d) No person other than Malinowski has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities referred to in this
               Schedule 13D as being owned by him.

                  (e)   Not Applicable.

               Item 6. Contract, Arrangements, Understanding or Relations with Respect to the Securities of the Issuer

                  None.

                                  SCHEDULE 13D
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CUSIP NO. 584053300                                         Page  5 of 5 Pages
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               Item 7.     Materials to be Filed as Exhibits
                  None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

               DATED:      December 21, 1998.


                                              /s/ Michael Malinowski
                                              ----------------------